SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 7, 2007

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒    40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and six months ended

30 June 2007

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended 31 December 2006 as filed with the Securities and Exchange Commission (“SEC”) on 30 April 2007.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, IFRS or US GAAP. Furthermore, EBITDA is not a measurement of our financial performance under IFRS or US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or US GAAP.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Group Limited (“the Company” or together with its subsidiaries, “the Group”) for the three and six months ended 30 June 2007. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRIC interpretations issued and effective at the time of this report. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for the three months ended 30 June 2007 were US$143.4m, US$59.8m and US$101.2m respectively (30 June 2006: US$124.2m, US$46.4m and US$82.4m respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Launch of new Satellite Phone Services

The first handheld satellite phone in the Inmarsat service portfolio and related land fixed phone, called the IsatPhone and LandPhone respectively, were launched commercially on 16 July 2007 as part of a new range of low cost Satellite Phone Services (“SPS”), positioning the Company as the world’s only one-stop provider of mobile voice and broadband satellite communications.

In connection with our SPS we have appointed the first eight service distribution partners to support the launch. These distribution partners are ACeS; Chinasat; Evosat; Fono; MCN; MVS; SatCom Global and Stratos Global, providing a mix of new and existing distributors and covering all relevant geographies.

On 7 June 2007 we announced an exclusive agreement with Axiom Telecom, one of the world’s largest retailers and distributors of mobile communications products, to manage the global distribution of our mobile and fixed phones in our SPS portfolio. Axiom Telecom will support our channel as the logistics and repair partner for the handheld, fixed and maritime satellite phones—stocking products, fulfilling orders, and providing maintenance services for the products and related peripherals.

Dividends

A final dividend of US$73.4m for the 2006 financial year as recommended by the Directors was approved and paid to Inmarsat Holdings Limited (the parent company) on 25 May 2007. An interim dividend of US$9.0m was approved and paid to Inmarsat Holdings Limited on 24 May 2007.

The Board intends to declare and pay an interim dividend of US$52.8m to Inmarsat Holdings Limited on 26 October 2007. Inmarsat plc’s dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. This dividend has not been recognised as a liability as at 30 June 2007.

Revenues

Revenues for the three months ended 30 June 2007 were US$143.4m, an increase of US$19.2m, or 15.5%, compared with the three months ended 30 June 2006. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 30 June		Increase/ (decrease)	Six months ended 30 June
	2007	2006		2007	2006
	(US$ in millions)%			(US$ in millions)
Revenues
Maritime sector:
Voice services	26.2	25.5	2.7	52.5	50.2
Data services	54.0	46.5	16.1	105.8	90.8

Total maritime sector	80.2	72.0	11.4	158.3	141.0
Land sector:
Voice services	3.9	5.0	(22.0)	7.8	10.7
Data services	29.4	24.6	19.5	57.8	49.0

Total land sector	33.3	29.6	12.5	65.6	59.7
Aeronautical sector	10.7	7.4	44.6	20.8	14.4
Leasing (incl. navigation)	17.1	13.5	26.7	34.6	27.3

Total mobile satellite communication services	141.3	122.5	15.3	279.3	242.4

Other income	2.1	1.7	23.5	4.9	3.5

Total revenue	143.4	124.2	15.5	284.2	245.9

	As at 30 June
	2007	2006
	(000’s)
Active terminals(1)(2)
Maritime	144.2	128.5
Land mobile	79.3	77.8
Aeronautical	8.3	7.2

Total active terminals	231.8	213.5

(1)	Active terminals are the number of subscribers (BGAN and R-BGAN) or terminals that have been used to access services at any time during the preceding twelve-month period (other services except SPS) registered at 30 June. Active SPS terminals are the average number of terminals active on a daily basis during the period.
(2)	Active terminals as at 30 June 2007 include 8,491 SPS terminals and 11,782 BGAN subscribers (as at 30 June 2006: nil and 3,367 respectively).

During the three months ended 30 June 2007, revenues from mobile satellite communications services were US$141.3m, an increase of US$18.8m, or 15.3%, compared with the three months ended 30 June 2006. Growth has been strongest in the newer services such as Fleet (maritime users), BGAN (land users) and Swift 64 (aero users). Revenue has also benefited from the introduction of the ACeS handheld customer base in September 2006. The maritime, land mobile, aeronautical and leasing sectors accounted for 56.7%, 23.6%, 7.6% and 12.1% of total revenues from mobile satellite communications services respectively during the three months ended 30 June 2007.

Active terminal numbers increased by 8.6% between 30 June 2006 and 30 June 2007, with strong growth particularly in the maritime and aeronautical sectors. Maritime active terminals were up 12.2% period over period, while our base of active Fleet terminals grew by 46.1%. In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data, up 55.5%) and ‘Classic’ Aero (low-speed data, up 11.7%) with increased active terminal numbers. Terminal growth has also benefited from the addition of ACeS handheld terminals which have been included since September 2006.

Maritime Sector. During the three months ended 30 June 2007, revenues from the maritime sector were US$80.2m, an increase of US$8.2m, or 11.4%, compared with the three months ended 30 June 2006. This reflects an increase in both voice and data revenues.

Revenues from data services in the maritime sector during the three months ended 30 June 2007 were US$54.0m, an increase of US$7.5m, or 16.1%, compared with the three months ended 30 June 2006. The increase in revenues from data services reflects greater demand, as a result of the continued take-up and strong usage of our Fleet services. Demand for Fleet terminals has also been driven by growth in the global shipping new-build market and from the migration from our Inmarsat A analogue terminals, service for which ends on 31 December 2007. There has also been growth in the low-speed data services of Mini M and Inmarsat B driven by increased demand for email access at sea.

Revenues from voice services in the maritime sector during the three months ended 30 June 2007 were US$26.2m, an increase of US$0.7m or 2.7% compared with the three months ended 30 June 2006. Historically our voice revenues for the maritime sector have been affected by the migration of users from our higher-priced analogue service to our lower-priced digital services and to a lesser extent by competition. During the three months ended 30 June 2007, this has been more than offset by increased demand for voice services in our newer Fleet services and the revenues from ACeS voice customers.

Land Mobile Sector. During the three months ended 30 June 2007, revenues from the land mobile sector were US$33.3m, an increase of US$3.7m, or 12.5%, compared with the three months ended 30 June 2006.

Revenues from data services in the land mobile sector during the three months ended 30 June 2007 were US$29.4m, an increase of US$4.8m, or 19.5%, compared with the three months ended 30 June 2006. The increase is a result of strong growth and usage of BGAN. Although not material to our BGAN revenue for the second quarter, towards the end of the quarter we started to see some migration away from our R-BGAN service which will cease at the end of 2008 to our BGAN service and expect this to increase over time. Compared to our expectations our GAN service remains robust although we expect some migration to BGAN to also start to have an effect in due course. Usage levels among land data users are subject to volatility from quarter to quarter depending on end customer activity.

Revenues from voice services in the land mobile sector during the three months ended 30 June 2007 were US$3.9m, a decrease of US$1.1m, or 22.0%, compared with the three months ended 30 June 2006. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from operators of handheld satellite telephones who offer lower-priced voice services. This was partially offset by growth in BGAN voice, and we remain confident that our launch of SPS over a wider geographic area will address this decline in due course. Whilst land voice services currently represent a small percentage of our MSS revenues, 2.8% for the three months ended 30 June 2007, we believe there is a significant opportunity to grow this market segment through our BGAN voice offering and our new SPS portfolio.

Revenues from BGAN services during the three months ended 30 June 2007 are set out in the table below. These figures include voice, data and subscription revenues. As at 30 June 2007, there were 11,782 active BGAN subscribers.

BGAN Services	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
Revenues (US$ in millions)	8.0	1.6	15.1	2.1
Active subscribers	11,782	3,367	11,782	3,367

Aeronautical Sector. During the three months ended 30 June 2007, revenues from the aeronautical sector were US$10.7m, an increase of US$3.3m, or 44.6%, compared with the three months ended 30 June 2006. The increase continues to be attributed primarily to the strong performance of the Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended 30 June 2007, revenues from leasing were US$17.1m, an increase of US$3.6m, or 26.7%, compared with the three months ended 30 June 2006. The increase is a result of the new navigation contracts and an aeronautical Swift 64 lease, which commenced in June 2006, and increased take-up of other leasing business.

Other income. Other income was US$2.1m for the three months ended 30 June 2007, an increase of US$0.4m, or 23.5%, compared with the three months ended 30 June 2006. The increase in other income relates to additional in-orbit support services provided to other satellite operators. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of SPS end-user terminals.

Seasonality – Impact of volume discounts. Revenues are impacted by volume discounts which increase over the course of the year with lower discount levels in early quarters and higher discounts in later quarters as our distribution partners meet specific volume thresholds. The effect of these volume discounts will be most prominent in the fourth quarter. Additionally, until April 2009, the total amount of volume discounts will be affected by the consolidation of distribution partners. If the proposed merger of Vizada Satellite Communications (formerly France Telecom Mobile Satellite Communications) and Telenor Satellite Services is completed, the impact in terms of additional volume discounts would be in the range of US$6.0m to US$8.0m in a full year, based on historic traffic patterns.

Net operating costs

Net operating costs in the three months ended 30 June 2007 were US$42.2m, an increase of US$0.4m, or 1.0%, compared with the three months ended 30 June 2006. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	(US$ in millions)
Employee benefit costs	23.4	20.5	46.1	41.4
Restructuring costs including termination benefits	—	—	—	6.8
Network and satellite operations costs	8.4	8.1	16.8	15.0
Other operating costs	14.4	16.2	28.5	26.6
Work performed by the Group and capitalized	(4.0)	(3.0)	(8.0)	(6.8)

Total net operating costs	42.2	41.8	83.4	83.0

Employee benefit costs

Employee benefit costs during the three months ended 30 June 2007 were US$23.4m, an increase of US$2.9m, or 14.1% compared with the three months ended 30 June 2006 (excluding non-recurring restructuring costs of US$6.8m incurred in 2006). The increase can be attributed largely to the accrual of staff bonuses and an adverse movement in the Group’s hedged rate of exchange, which has increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are incurred in Sterling and we report the Group’s results in US dollars). In addition, although to a lesser extent, costs have increased with additional headcount in Batam, Indonesia for which we assumed responsibility following the ACeS collaboration arrangements in September 2006. Total full-time equivalent headcount at 30 June 2007 was 448 (includes Batam employees: 57), compared to 381 as at 30 June 2006 (includes Batam employees: nil).

Network and satellite operations costs

Network and satellite operations costs during the three months ended 30 June 2007 were US$8.4m, an increase of US$0.3m, or 3.7%, compared with the three months ended 30 June 2006. The increase is primarily due to the inclusion of three months of in-orbit insurance costs for the Inmarsat-4 F2 satellite in 2007 (2006: nil) which commenced on expiry of the launch insurance policy, being 8 November 2006.

Other operating costs

Other operating costs during the three months ended 30 June 2007 were US$14.4m, a decrease of US$1.8m, or 11.1%, compared with the three months ended 30 June 2006. Costs in the three months ended 30 June 2006 included a US$2.7m non-cash and non-recurring adjustment to rental costs as a result of amending the accounting treatment for rental payments on our head office building to record costs on a straight-line basis. This decrease was offset in part by a foreign exchange loss of US$0.5m (2006: US$0.3m) on the revaluation of certain foreign exchange contracts for the three months ended 30 June 2007, and higher direct cost of sales with the introduction of SPS terminal sales.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 30 June 2007 was US$4.0m, an increase of US$1.0m, or 33.3%, compared with the three months ended 30 June 2006. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programme, now that it is largely operational, to work on our new services that are soon to be introduced such as Fleetbroadband, Swiftbroadband and the global rollout of our SPS service.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 30 June 2007 was US$101.2m, an increase of US$18.8m, or 22.8%, compared with the three months ended 30 June 2006. EBITDA margin has increased to 70.6% for the three months ended 30 June 2007 compared to 66.3% for the three months ended 30 June 2006. EBITDA margin will be lower in subsequent quarters of 2007 due to the increasing incidence of volume discounts.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	(US$ in millions)
Profit for the period	37.1	16.7	63.9	31.6
Add back:
Income tax expense	2.5	9.2	14.3	16.3
Net interest payable	20.2	20.5	39.9	39.7
Depreciation and amortization	41.4	36.0	82.7	75.3

EBITDA	101.2	82.4	200.8	162.9

Depreciation and amortization

During the three months ended 30 June 2007, depreciation and amortization was US$41.4m, an increase of US$5.4m, or 15.0%, compared with the three months ended 30 June 2006. The increase relates principally to higher depreciation charges following the commencement of depreciation on certain elements of the Inmarsat-4 ground network that became commercially operational during 2006.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 30 June 2007 was US$59.8m, an increase of US$13.4m, or 28.9%, compared with the three months ended 30 June 2006, the majority of which is accounted for by increased revenues partially offset by the higher depreciation charge.

Net interest payable

Interest payable for the three months ended 30 June 2007 was US$22.2m, a decrease of US$1.8m compared with the three months ended 30 June 2006. The decrease was attributable to a US$2.3m decrease in our pension and post-retirement liability finance costs as a result of favorable foreign exchange movements. Additionally, lower interest was incurred on our Senior Notes as a result of the purchase of US$33.6m of these notes during the three months ended 30 June 2006. The decrease was partially offset by US$0.8m of additional interest on the subordinated parent company loan, following the semi-annual accretion of interest.

Interest receivable for the three months ended 30 June 2007 was US$2.0m, a decrease of US$1.5m compared with the three months ended 30 June 2006. The decrease in the three months ended 30 June 2007 relates to an unrealized gain in the three months ended 30 June 2006 of an interest rate swap which expired in December 2006 (2007: nil) and higher cash balances during the three months ended 30 June 2006.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 30 June 2007 was US$39.6m, an increase of US$13.7m compared with the three months ended 30 June 2006.

Income tax expense

The tax charge for the three months ended 30 June 2007 was US$2.5m, compared with US$9.2m for the three months ended 30 June 2006.

The decrease in effective tax rate from 35.5% for the three months ended 30 June 2006 to 6.3% for the three months ended 30 June 2007 is largely driven by the effect of adjusting the deferred tax balances to take account of the reduction in the corporation tax rate from 30% to 28%. In addition, there has been a reduction in the level of permanent differences. Excluding the reduction in the corporation tax rate, the effective rate would have been 29.5%.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 30 June 2007 was US$37.1m, an increase of US$20.4m compared with the three months ended 30 June 2006.

Liquidity and capital resources

The Group had net borrowings at 30 June 2007 of US$1,237.2m primarily comprising Senior Credit Facility drawings of US$300.0m, Senior Notes of US$256.8m (net of US$53.6m Senior Notes held by the Group, being 17.3% of the aggregate principal amount outstanding), subordinated parent company loan of US$708.6m (including accretion of principal) and deferred satellite payments of US$57.1m, net of cash and cash equivalents of US$88.6m. See note 5. The total borrowings figures given in note 5 can be reconciled to the net borrowings figure above as follows:

	As at 30 June	As at 31 December
	2007	2006
	(US$ in millions)
Total borrowings	1,325.8	1,258.2
Cash and cash equivalents	(88.6)	(39.5)

Net Borrowings	1,237.2	1,218.7

Net cash generated from operating activities during the three months ended 30 June 2007 was US$89.9m compared to US$75.2m during the three months ended 30 June 2006. The increase primarily relates to increased EBITDA and movements in working capital.

Net cash used in investing activities during the three months ended 30 June 2007 was US$42.8m compared with US$10.8m for the three months ended 30 June 2006, reflecting capital expenditure for the continued construction of other new BGAN services such as Fleetbroadband and Swiftbroadband, investment in our new SPS network and the payment of outstanding milestones relating to the construction of our Inmarsat-4 satellites.

Net cash used in financing activities during the three months ended 30 June 2007 was US$88.2m compared to US$91.8m for the three months ended 30 June 2006. During the three months ended 30 June 2007, the Group paid US$4.8m of interest costs on Senior Notes and Facilities (2006: US$5.4m), paid fees of US$0.9m related to a finance lease disposal (2006: US$nil) and paid dividends totalling US$82.5m (2006: US$52.8m) to Inmarsat Holdings Limited.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

CIP Canada offer for Stratos Global Corporation accepted

On 12 June 2007 the shareholders of Stratos Global Corporation Inc (“Stratos”), one of our key independent distribution partners, voted at an Extraordinary General Meeting to support the cash offer of C$7.00 per share made by CIP Canada Investment Inc (“CIP Canada”), a wholly owned subsidiary of Communications Investment Partners Limited (“CIP”), to acquire the entire issued share capital of Stratos.

Inmarsat Finance III Limited (“Inmarsat III”), a wholly owned subsidiary of Inmarsat plc (our ultimate parent company), has agreed to provide a loan of up to US$275m to fund the acquisition (“Transaction”) by CIP Canada and an additional loan, in certain circumstances, to fund a tender for Stratos’ outstanding bonds. Subject to the receipt of regulatory approvals for the Transaction, Inmarsat III will have an option to acquire Stratos (“Call Option”). The loan facility has a ten year term, which is conditional upon the completion of CIP Canada’s acquisition of Stratos. It bears interest at 5.75% per annum until 31 December 2010 (on a Pay In Kind basis to 14 April 2009) and 11.5% per annum thereafter, and is secured by means of a right of sale pledge over CIP UK’s shareholding in CIP Canada.

Regulatory approvals are required before the acquisition by CIP Canada can be completed. Regulatory approvals have been received by CIP and the review by the FCC in the US is currently ongoing, CIP and Stratos are working on this, with support from our teams as appropriate. We currently expect that the regulatory approvals for the acquisition will be received during the fourth quarter of 2007.

Inmarsat III’s Call Option is not exercisable prior to 14 April 2009, when certain of Inmarsat’s distribution agreements expire and terminates on 31 December 2010. The option is exercisable for payment of between US$750,000 and US$1.0m. Following the acquisition of Stratos by CIP Canada and, until such time as a decision is made to exercise the option, Stratos will continue its current operations and business as usual.

In order to fund the loan facility, Inmarsat III entered into a new US$411.5m borrowing facility agreement with three banks on 19 March 2007. Borrowings under this facility will be structurally subordinated to all of Inmarsat’s other outstanding indebtedness. Subject to closing, Inmarsat III expects to draw up to US$260m of the facility to fund the loan and to pay fees and expenses of the transaction. The undrawn facility amount will be available to Inmarsat III to fund an additional loan as necessary to support CIP Canada’s funding of a mandatory tender offer for Stratos’ outstanding bonds that will be required following completion of CIP Canada’s acquisition. In the event Stratos bondholders do not tender their bonds to CIP Canada, no additional drawing under the Inmarsat III facility will be required. As the recent trading price of Stratos’ outstanding bond has been well above the mandatory tender price, it is not currently anticipated that Stratos bondholders will tender any bonds to CIP Canada.

Recent Events

Having explored several options in an effort to secure a 2008 launch date for our third Inmarsat-4 satellite we are pleased to report that on 3 August 2007 we signed a contract with International Launch Services for the launch of our third satellite on a Proton launch vehicle and have been allocated a launch period between March and April 2008. Our option to launch the third satellite using an Atlas launch vehicle remains in place and will now be regarded as a backup capability. The launch of the third satellite will provide global Inmarsat-4 coverage for our existing BGAN service and will benefit our new broadband maritime and aeronautical services as well as our global satellite phone service.

We have been selected by the European Space Agency (“ESA”) as the preferred operator for the Alphasat project. Alphasat is an ESA initiative for the development of Alphabus, a new platform capable of carrying a large communications payload. The Group’s mission will consist of an advanced L-Band payload which will supplement the existing satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Commercial contract negotiations are currently being finalised and are expected to be completed before the end of the financial year.

Subsequent to 30 June 2007, other than the event discussed above, there have been no material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	(US$ in millions)
Revenue	143.4	124.2	284.2	245.9
Employee benefit costs	(23.4)	(20.5)	(46.1)	(41.4)
Restructuring costs including termination benefits	—	—	—	(6.8)
Network and satellite operations costs	(8.4)	(8.1)	(16.8)	(15.0)
Other operating costs	(14.4)	(16.2)	(28.5)	(26.6)
Work performed by the Group and capitalized	4.0	3.0	8.0	6.8
Depreciation and amortization	(41.4)	(36.0)	(82.7)	(75.3)

Operating profit	59.8	46.4	118.1	87.6
Interest receivable and similar income	2.0	3.5	2.9	4.5
Interest payable and similar charges	(22.2)	(24.0)	(42.8)	(44.2)

Net interest payable	(20.2)	(20.5)	(39.9)	(39.7)

Profit before income tax	39.6	25.9	78.2	47.9
Income tax expense	(2.5)	(9.2)	(14.3)	(16.3)

Profit for the period	37.1	16.7	63.9	31.6

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)

	Three months ended 30 June		Six months ended 30 June
	2007	2006 (as restated)	2007	2006 (as restated)
	(US$ in millions)
(Losses)/gains on cash flow hedges	(0.2)	5.1	(2.3)	7.4
Actuarial gains from pension and post-retirement healthcare benefits	9.0	7.1	9.0	7.1
Tax charged directly to equity	(2.6)	(0.3)	(2.0)	(0.3)

Net gains recognized directly in equity	6.2	11.9	4.7	14.2

Profit for the period	37.1	16.7	63.9	31.6

Total recognized income for the period	43.3	28.6	68.6	45.8

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30 June 2007 (unaudited)	As at 31 December 2006 (audited)
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,219.7	1,247.5
Intangible assets	517.0	522.0

	1,736.7	1,769.5

Current assets
Cash and cash equivalents	88.6	39.5
Trade and other receivables	188.4	160.9
Inventories	0.6	0.8
Derivative financial instruments	6.2	8.5

	283.8	209.7

Total assets	2,020.5	1,979.2

Liabilities
Current liabilities
Borrowings	64.7	11.9
Trade and other payables	130.0	152.8
Provisions	0.2	1.6
Current income tax liabilities	23.3	8.6

	218.2	174.9

Non-current liabilities
Borrowings	1,251.6	1,235.8
Other payables	5.8	6.7
Provisions	31.8	37.6
Deferred income tax liabilities	135.8	134.4

	1,425.0	1,414.5

Total liabilities	1,643.2	1,589.4

Net assets	377.3	389.8

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	14.0	14.1
Retained earnings	16.8	29.2

Total shareholders’ equity	377.3	389.8

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	(US$ in millions)
Cash flow from operating activities
Cash generated from operations	88.0	74.8	165.8	133.9
Interest received	1.9	0.6	2.7	1.4
Income taxes paid	—	(0.2)	(0.1)	(0.4)

Net cash inflow from operating activities	89.9	75.2	168.4	134.9

Cash flow from investing activities
Purchase of property, plant and equipment	(42.8)	(10.8)	(67.5)	(40.6)
Consideration under ACeS collaboration arrangement	—	—	(1.5)	—

Net cash used in investing activities	(42.8)	(10.8)	(69.0)	(40.6)

Cash flow from financing activities
Dividends paid	(82.5)	(52.8)	(82.5)	(52.8)
Drawdown of revolving Senior Credit Facility	—	—	50.0	—
Interest paid on Senior Notes and Facilities	(4.8)	(5.4)	(18.6)	(20.4)
Finance lease disposal fees	(0.9)	—	(1.4)	—
Purchase of Senior Notes	—	(33.6)	—	(43.6)

Net cash used in financing activities	(88.2)	(91.8)	(52.5)	(116.8)

Foreign exchange adjustment	0.5	(0.1)	0.1	—

Net (decrease)/increase in cash and cash equivalents	(40.6)	(27.5)	47.0	(22.5)

Movement in cash and cash equivalents
At beginning of period	126.9	39.2	39.3	34.2
Net (decrease)/increase in cash and cash equivalents	(40.6)	(27.5)	47.0	(22.5)

As reported on balance sheet (net of bank overdrafts)	86.3	11.7	86.3	11.7

At end of period, comprising
Cash at bank and in hand	1.5	0.4	1.5	0.4
Short-term deposits with original maturity of less than 3 months	87.1	11.6	87.1	11.6
Bank overdrafts	(2.3)	(0.3)	(2.3)	(0.3)

	86.3	11.7	86.3	11.7

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Group Limited and its subsidiaries (“the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 7 August 2007.

2. Principal accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS as adopted by the EU. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

The unaudited Group results for the three and six months ended 30 June 2007 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F1-F52 of the consolidated financial statements for the year to 31 December 2006 as filed with the SEC on Form 20-F on 30 April 2007.

The unaudited condensed consolidated financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, save as disclosed in note 6. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six months ended 30 June 2007 are not necessarily indicative of the results that may be expected for the year ending 31 December 2007. The consolidated balance sheet as at 31 December 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

Restatement

The Consolidated Statement of Recognised Income and Expense for the three and six months ended 30 June 2006 has been restated to include a US$1.8m deferred tax credit on share options.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services (“MSS”).

“Other” in the three and six months ended 30 June 2007 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format – business segments

	Three months ended 30 June 2007 (unaudited)				Three months ended 30 June 2006 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
	(US$ in millions)
Revenue	141.7	1.7	—	143.4	122.7	1.5	—	124.2

Segment result (operating profit)	59.7	0.1	—	59.8	44.7	1.7	—	46.4
Net interest charged to the income statement	—	—	(20.2)	(20.2)	—	—	(20.5)	(20.5)

Profit before income tax				39.6				25.9
Income tax expense				(2.5)				(9.2)

Profit for the period				37.1				16.7

Segment assets	1,931.9	—	88.6	2,020.5	1,982.9	—	12.0	1,994.9
Segment liabilities	(167.8)	—	(1,475.4)	(1,643.2)	(217.7)	—	(1,426.8)	(1,644.5)
Capital expenditure(a)	(23.8)	—	—	(23.8)	(14.5)	—	—	(14.5)
Depreciation	(36.0)	—	—	(36.0)	(30.3)	—	—	(30.3)
Amortization of intangible assets	(5.4)	—	—	(5.4)	(5.7)	—	—	(5.7)

(a)	Capital expenditure stated using accruals basis.

	Six months ended 30 June 2007 (unaudited)				Six months ended 30 June 2006 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
	(US$ in millions)
Revenue	280.0	4.2	—	284.2	243.1	2.8	—	245.9

Segment result (operating profit)	117.2	0.9	—	118.1	86.3	1.3	—	87.6
Net interest charged to the income statement	—	—	(39.9)	(39.9)	—	—	(39.7)	(39.7)

Profit before income tax				78.2				47.9
Income tax expense				(14.3)				(16.3)

Profit for the period				63.9				31.6

Segment assets	1,931.9	—	88.6	2,020.5	1,982.9	—	12.0	1,994.9
Segment liabilities	(167.8)	—	(1,475.4)	(1,643.2)	(217.7)	—	(1,426.8)	(1,644.5)
Capital expenditure(a)	(49.8)	—	—	(49.8)	(46.8)	—	—	(46.8)
Depreciation	(72.1)	—	—	(72.1)	(65.2)	—	—	(65.2)
Amortization of intangible assets	(10.6)	—	—	(10.6)	(10.1)	—	—	(10.1)

(a)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	(US$ in millions)
Interest on subordinated parent company loan	(9.7)	(8.9)	(19.1)	(17.5)
Interest on Senior Notes and Senior Credit Facility	(9.7)	(10.3)	(18.7)	(19.9)
Unwinding of discount on deferred satellite liabilities	(0.8)	(1.0)	(1.7)	(2.0)
Amortization of debt issue costs	(0.7)	(0.6)	(1.4)	(1.2)
Pension and post-retirement liability finance costs	(1.1)	(3.4)	(1.5)	(3.4)
Other interest payable	(0.1)	—	(0.3)	—
Interest and facility fees payable on bank loans and overdrafts	(0.1)	0.2	(0.1)	(0.2)

Total interest payable and similar charges	(22.2)	(24.0)	(42.8)	(44.2)

Bank interest receivable and other interest	2.0	2.8	2.9	3.3
Interest rate swap	—	0.7	—	1.2

Total interest receivable and similar income	2.0	3.5	2.9	4.5

Net interest payable	(20.2)	(20.5)	(39.9)	(39.7)

5. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As a 30 June 2007			As at 31 December 2006
	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
	(US$ in millions)
Senior Credit Facility	300.0	(1.4)	298.6	250.0	(1.6)	248.4
Subordinated parent company loan – principal	703.6	—	703.6	684.5	—	684.5
– interest	5.0	—	5.0	5.0	—	5.0
Senior Notes	256.8	(8.1)	248.7	256.8	(8.9)	247.9
Premium on Senior Notes	1.0	—	1.0	1.1	—	1.1
Deferred satellite payments	57.1	—	57.1	60.6	—	60.6
Bank overdrafts	2.3	—	2.3	0.2	—	0.2

Total Borrowings	1,325.8	(9.5)	1,316.3	1,258.2	(10.5)	1,247.7

6. Summary of differences between IFRS and United States GAAP

The condensed consolidated financial statements have been prepared in accordance with accounting principles under IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the condensed consolidated financial statements, as well as different disclosures required by US GAAP. Further details on these differences between IFRS and US GAAP are set forth in note 34 of our consolidated financial statements for the year ended 31 December 2006 as filed with the SEC on Form 20-F.

The following table contains a summary of the adjustments to profit for the financial period between IFRS and US GAAP:

	Three months ended 30 June		Six months ended 30 June
	2007	2006	2007	2006
	(US$ in millions)
Profit for the financial period as reported under IFRS	37.1	16.7	63.9	31.6
US GAAP adjustments:
Pension plans	(0.2)	1.0	(0.4)	1.1
Financial instruments	—	0.2	—	0.4
Deferred taxation (2006 as restated)	(12.1)	(2.3)	(14.4)	(5.1)
Facility fees and amortization	—	(2.4)	—	(2.5)
Development costs and amortization	0.3	(1.8)	1.7	(0.7)
Depreciation on tangible fixed assets	(0.3)	(0.4)	(0.6)	(0.7)
Stock options (including UK National Insurance)	—	0.2	(0.7)	0.5
Capitalized interest	6.9	6.2	13.4	14.9
Deferred income on sale and leaseback	0.8	3.4	1.5	3.5
Network and satellite costs and amortization	0.2	0.2	0.3	0.3
Amortization of intangible assets	(0.3)	(0.3)	(0.6)	(0.7)

Total US GAAP adjustments	(4.7)	4.0	0.2	11.0

Net income under US GAAP	32.4	20.7	64.1	42.6

The following table contains a summary of the adjustments to shareholders’ funds between IFRS and US GAAP:

	As at 30 June	As at 31 December
	2007	2006
	(US$ in millions)
Total shareholders’ funds as reported under IFRS	377.3	389.8
US GAAP adjustments:
Deferred taxation	(54.2)	(40.3)
Development costs and amortization	(55.9)	(57.7)
Tangible fixed assets	2.7	3.4
Goodwill	(155.9)	(155.9)
Stock options (including UK National Insurance)	2.0	2.6
Network and satellite operation costs and amortization	(7.5)	(7.8)
Deferred income on disposal of tangible assets	(50.8)	(52.3)
Capitalized interest	183.4	170.0
Intangible assets	71.2	71.8

Total US GAAP adjustments	(65.0)	(66.2)

Shareholders’ equity under US GAAP	312.3	323.6

The reconciliation of net income above for the three and six months ended 30 June 2006 (as restated), reflects the correction of an error in the calculation of the US GAAP deferred taxation balances for this period. This error resulted in an overstatement of the US GAAP deferred tax charge for the three and six months ended 30 June 2006 of US$2.4m and US$4.8m respectively. Our Form 20-F filed with the SEC on 30 April 2007 corrected this error for the full year ended 31 December 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: August 7, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: August 7, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer